FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION STATEMENT NO. 333-207740

RESOURCE APARTMENT REIT III, INC.

SUPPLEMENT NO. 2 DATED DECEMBER 21, 2016

TO THE PROSPECTUS DATED APRIL 29, 2016

This document supplements, and should be read in conjunction with, the prospectus of Resource Apartment REIT III, Inc. dated April 29, 2016, as supplemented by Supplement No. 1 dated November 23, 2016. As used herein, the terms “we,” “our” and “us” refer to Resource Apartment REIT III, Inc. and, as required by context, Resource Apartment OP III, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	our entry into a mortgage loan secured by Payne Place; and

•	the declaration of cash distributions for January, February and March 2017 record dates.

Payne Place Mortgage Loan

On December 15, 2016, we, through a wholly owned subsidiary, entered into a 30-year secured mortgage loan with JPMorgan Chase Bank, N.A., an unaffiliated lender, for borrowings of approximately $1.63 million secured by Payne Place (the “Payne Place Mortgage Loan”). The Payne Place Mortgage Loan matures on January 1, 2047. The Payne Place Mortgage Loan bears interest at an initial fixed rate of 3.11% until January 1, 2020. Beginning January 1, 2020, the loan will bear interest at a rate of LIBOR plus 2.25%. Monthly payments include repayments of principal and interest. Any remaining principal balance and all accrued and unpaid interest and fees will be due at maturity. We may prepay the Payne Place Mortgage Loan in full at any time or in part from time to time: (1) during the first year of the loan upon payment of a prepayment premium equal to 3% of the amount prepaid; (2) during the second year of the loan upon payment of a prepayment premium equal to 2% of the amount prepaid; (3) during the third year of the loan upon payment of a prepayment premium equal to 1% of the amount prepaid; and (3) after the third year of the loan with no prepayment premium. The Payne Place Mortgage Loan is guaranteed by us and Resource America.

Cash Distributions Declared

On December 15, 2016, our board of directors declared cash distributions on the outstanding shares of all classes of our common stock based on daily record dates for the periods from December 30, 2016 through January 30, 2017, from January 31, 2017 through February 27, 2017, and from February 28, 2017 through March 30, 2017, which distributions will be paid on January 31, 2017, February 28, 2017 and March 31, 2017, respectively. Distributions for these periods will be calculated based on stockholders of record each day during these periods at a rate of (i) $0.000547945 per share per day less (ii) the applicable daily distribution and shareholder servicing fees accrued for and allocable to any class of common stock, divided by the number of shares of common stock of such class outstanding as of the close of business on each respective record date. Investors may choose to receive cash distributions or purchase additional shares through our distribution reinvestment plan. Distributions reinvested pursuant to the distribution reinvestment plan will be reinvested in shares of the same class as the shares on which the distributions are made. Some or all of the cash distributions may be paid from sources other than cash flows from operations.

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